FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934
For the month of February, 2014

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 10 March 2014

EXHIBIT INDEX

EXHIBIT NUMBER                                           EXHIBIT DESCRIPTION
99                                                Notice to London Stock Exchange dated 10 March 2014

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:	Stock Exchange announcement dated 10 February 2014 entitled 'Director/PDMR Shareholding'
Exhibit 2:	Stock Exchange announcement dated 11 February 2014 entitled 'Director/PDMR Shareholding'
Exhibit 3:	Stock Exchange announcement dated 14 February 2014 entitled 'Publication of Prospectus'
Exhibit 4:	Stock Exchange announcement dated 14 February 2014 entitled 'Publication of Prospectus'
Exhibit 5:	Stock Exchange announcement dated 19 February 2014 entitled 'Director/PDMR Shareholding'
Exhibit 6:	Stock Exchange announcement dated 25 February 2014 entitled 'Director/PDMR Shareholding'
Exhibit 7:	Stock Exchange announcement dated 28 February 2014 entitled 'Director/PDMR Shareholding'

Exhibit 1:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 10 February 2014 of the following transactions carried out by
Mr K Havelock (PDMR):

· On 7 February 2014, Mr Havelock exercised 14,535 options, originally granted under the Unilever Executive Share Option Scheme, and subsequently sold 14,535 Unilever PLC Ordinary 3 1/9 pence shares as follows:

Date of grant	Number of shares	Option price per share	Sale price per share
24/03/2004	1,485	£11.54	£23.6521
24/03/2004	11,250	£11.54	£23.64
21/03/2005	1,800	£11.22	£23.65

The above transactions were carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
SAMANTHA HOOD - +44(0)207 822 5928
Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - COMPANY SECRETARY
10 February 2014

Exhibit 2:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 11 February 2014 of the following transactions which took place on 10 February 2014:

Mr B Grote (Director) - purchase of 200 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share at a price of US$39.22 per share.
The above transaction was carried out in the US.

Mr P L Sigismondi (PDMR) - purchase of 6 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2373p per share under the Unilever PLC Share Incentive Plan.

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
SAMANTHA HOOD - +44(0)207 822 5928
Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - COMPANY SECRETARY
11 February 2014

Exhibit 3:

14 February 2014

Publication of Supplementary Prospectus

The available supplementary prospectus has been approved by the U.K. Listing Authority and is available for viewing:

Supplementary Prospectus dated 13 February 2014 relating to the Information Memorandum dated 3 May 2013 for the U.S.$15,000,000,000 Debt Issuance Programme with Unilever N.V., Unilever PLC and Unilever Japan Holdings K.K. as issuers.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1050A_-2014-2-14.pdf

In addition, a copy of the Supplementary Prospectus and the document incorporated by reference therein have been submitted to the National Storage Mechanism and will be shortly available for inspection at
http://www.morningstar.co.uk/uk/NSM
.
For further information, please contact:

Unilever PLC
Unilever House
100 Victoria Embankment
London
EC4Y 0DY
T: +44 (0) 20 7822 5252
F: +44 (0) 20 7822 5464

Exhibit 4:

14 February 2014

Publication of Supplementary Prospectus

The available supplementary prospectus has been approved by the U.K. Listing Authority and is available for viewing:

Supplementary Prospectus dated 14 February 2014 relating to the Information Memorandum dated 3 May 2013 for the U.S.$15,000,000,000 Debt Issuance Programme with Unilever N.V., Unilever PLC and Unilever Japan Holdings K.K. as issuers (the "Supplementary Prospectus").

The Supplementary Prospectus corrects and supersedes the supplementary prospectus published by Unilever earlier today which was incorrectly dated.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1678A_-2014-2-14.pdf

In addition, a copy of the Supplementary Prospectus and the document incorporated by reference therein have been submitted to the National Storage Mechanism and will be shortly available for inspection at http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Unilever PLC
Unilever House
100 Victoria Embankment
London
EC4Y 0DY
T: +44 (0) 20 7822 5252
F: +44 (0) 20 7822 5464

Exhibit 5:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 18 February 2014 that on 14 February 2014 the following awards under the Unilever Global Share Incentive Plan 2007 (GSIP), the Unilever North America Omnibus Equity Compensation Plan and the Unilever Management Co Investment Plan (MCIP) were granted based on the London Stock Exchange closing price of £23.49 on 14 February 2014.

Unilever Global Share Incentive Plan 2007 (GSIP)

Executive Directors and PDMRs receive performance-related Unilever N.V. (NV) and Unilever PLC (PLC) shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr D Baillie (PDMR)	6,216

Mr D Blanchard (PDMR)	6,216

Mr K Havelock (PDMR)	6,216

Mr R J-M S Huët (Director)	27,031

Mr D Lewis (PDMR)	9,324

Mr H Manwani (PDMR)	12,432

Mr P G J M Polman (Director)	43,700

Mr N Paranjpe (PDMR)	6,216

Mr A de Saint-Affrique (PDMR)	6,216

Mr P-L Sigismondi (PDMR)	9,324

Ms R Sotamaa (PDMR)	6,216

Mr K F Weed (PDMR)	6,216

Mr J Zijderveld (PDMR)	7,770

The above transactions were carried out in the UK.

Unilever Management Co-Investment Plan (MCIP)

Executive Directors and PDMRs are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix. Executive Directors and PDMRs receive a corresponding number of performance-related shares (matching shares) under the MCIP. Matching shares will be awarded in the same form as the investment shares (i.e. in NV or PLC shares or a 50/50 mix).

The following number of Unilever PLC Ordinary shares of 3 1/9p each were purchased as part of the individual's investment shares and the following number of matching shares were awarded pursuant to the Unilever Management Co-Investment Plan:

	Investment Shares	Matching Shares
Mr D Blanchard (PDMR)	3,115	3,115

Mr K Havelock (PDMR)	2,523	2,523

Mr R J-M S Huët (Director)	4,036	4,036

Mr D Lewis (PDMR)	4,579	4,579

Mr N Paranjpe (PDMR)	2,492	2,492

Mr A de Saint-Affrique (PDMR)	2,523	2,523

Ms R Sotamaa (PDMR)	2,351	2,351

Mr K F Weed (PDMR)	6,742	6,742

Mr J Zijderveld (PDMR)	4,040	4,040

The above transactions were carried out in the UK.

Unilever North America 2002 Omnibus Equity Plan

Executive Directors and PDMRs receive performance-related NV and PLC shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.

The following number of Unilever PLC Ordinary shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr K Kruythoff (PDMR)	4,662

Executive Directors and PDMRs are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix. Executive Directors and PDMRs receive a corresponding number of performance-related shares (matching shares) under the MCIP. Matching shares will be awarded in the same form as the investment shares (i.e. in NV or PLC shares or a 50/50 mix).

The following number of Unilever PLC Ordinary shares of 3 1/9p each were purchased as part of the individual's investment shares and the following number of matching shares were awarded pursuant to the Unilever Management Co-Investment Plan:

	Investment Shares	Matching Shares
Mr K Kruythoff (PDMR)	2,243	2,243

The above transactions were carried out in the UK.

*****

Unilever PLC was notified on 18 February 2014 that on 14 February 2014 the following awards pursuant to the Unilever Global Share Incentive Plan 2007 (GSIP) and the Unilever Management Co Investment Plan (MCIP) under the Unilever North America Omnibus Equity Compensation Plan were granted based on the New York Stock Exchange closing price of $39.56 on 14 February 2014.

Unilever North America 2002 Omnibus Equity Plan

Executive Directors and PDMRs receive performance-related NV and PLC shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.

The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007:

Mr A Jope (PDMR)	9,263

Executive Directors and PDMRs are able to choose whether they invest their annual bonus in NV or PLC shares or a 50/50 mix. Executive Directors and PDMRs receive a corresponding number of performance-related shares (matching shares) under the MCIP. Matching shares will be awarded in the same form as the investment shares (i.e. in NV or PLC shares or a 50/50 mix).

The following number of Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share were awarded with conditional rights pursuant to the Unilever Management Co-Investment Plan:

	Investment Shares	Matching Shares
Mr A Jope (PDMR)	4,062	4,062

The above transactions were carried out in the USA.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
SAMANTHA HOOD - +44(0)207 822 5928
Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - COMPANY SECRETARY
19 February 2014

Exhibit 6:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 24 February 2014 of the following transaction which took place on 24 February 2014:

Mrs C Weed (a connected person to Mr K Weed, PDMR) sold 3,353 Unilever PLC Ordinary 3 1/9 pence shares at a price of £24.6487 per share.

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
SAMANTHA HOOD - +44(0)207 822 5928
Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - COMPANY SECRETARY
25 February 2014

Exhibit 7:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 27 February 2014 of the following transaction which took place on 27 February 2014:

Mr A Jope (PDMR) sold 6,000 Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share at a price of US$40.97 each.

The above transaction was carried out in the US.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
JULIAN THURSTON - +44(0)207 822 6707
Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - COMPANY SECRETARY
28 February 2014

Safe Harbour
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2013 and the Annual Report and Accounts 2013. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.